TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

DECEMBER 31, 2021

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51370

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TJM Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

318 W. Adams St., 9th Floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Colleen Risinger	312-432-5102	colleen@tjmbrokerage.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – if individual, state last, first, and middle name)

150 N. Wacker Drive, Suite 3100	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

11/05/2003	851
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen Risinger, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TJM Investments, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Official Seal
Alyssa Stenson
Notary Public State of Illinois
My Commission Expires 09/11/2024

Signature: [signature]

Title:
FinOp

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

To the Members of
TJM Investments, LLC and Subsidiary
Chicago, Illinois

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of TJM Investments, LLC and Subsidiary as of December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of TJM Investments, LLC and Subsidiary as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of TJM Investments, LLC and Subsidiary's management. Our responsibility is to express an opinion on TJM Investments, LLC and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TJM Investments, LLC and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Jesser, Ravid, Jason, Basso and Farber, LLP

We have served as TJM Investments, LLC and Subsidiary's auditor since 2017.

Chicago, IL

March 31, 2022

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	43 ,5 0
Due from bro er	2,0 3, 3
Due from emplo ees	11 , 11
Due from other	1,1 ,104
Recie able from bro er-dealers and clearing organi ations, net of allo ance for doubtful accounts of 5,000	2, 23, 11
Deposits ith clearing organi ations and others	1, 10,000
Prepaid e penses	11 ,1
Securit deposits	1 ,442
Right of use asset, office sub-lease	1 2, 12
	,33 ,021

LIABILITIES AND MEMBERS CAPITAL

Liabilities	
Accounts pa able and accrued e penses	4,051,4 1
Due to affiliates	11,313
Note pa able to member	00,000
Lease liabilit , office sub-lease	1 2, 12
	5, 35,50
Members capital	
Controlling interest	2,5 , 5
Noncontrolling interest in subsidiar	24, 50
	2, 03,515
	,33 ,021

See Notes to Consolidated Statement of
Financial Condition

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

1 Organi ation

TJM In estments, LLC In estments is an Illinois limited liabilit compan formed for the purposes of conducting business as a bro er-dealer in securities In estments is an appro imatel 5 o ned subsidiar of TJM oldings, LLC the Parent In estments is registered ith the Securities and E change Commission SEC , the National Futures Association NFA and the Financial Industr Regulator Authorit FINRA In estments is scheduled to terminate operations on December 31, 204 As a limited liabilit compan , each member s liabilit is limited to the capital in ested

In estments has business operations in the United ingdom U through TJM Europe, LLP Europe , a U subsidiar In estments o ns 100 of TJM International Ltd International , hich o ns 5 of Europe Europe is registered ith the Commodit Futures Trading Commission CFTC as an independent Introducing Bro er and is a member of the National Futures Association NFA Europe introduces customers to In estments and earns introducing bro er fees based on the clients and trades introduced

The consolidated statement of financial condition includes the accounts of In estments and its holl -o ned subsidiar , International collecti el , the Compan All significant intercompan balances and transactions ha e been eliminated

In estments operates under the pro isions of Paragraph 2 ii of Rule 15c3-3 of the Securities and E change Act of 1 34 and, accordingl , is e empt from the remaining pro isions of that rule Essentiall , the re uirements of Paragraph 2 ii pro ide that In estments clear all transactions on behalf of customers on a full disclosed basis ith a clearing bro er-dealer and promptl transmit all customer funds and securities to the clearing bro er-dealer The clearing bro er-dealer carries all of the accounts of the customers and maintains and preser es all related boo s and records as are customaril ept b a clearing bro er-dealer

2 Significant Accounting Policies

The Compan follo s the accounting standards set b the Financial Accounting Standards Board FASB The FASB sets generall accepted accounting principles GAAP that the Compan follo s to ensure consistent reporting of financial condition

The preparation of the consolidated statement of financial condition in conformit ith U S GAAP re uires management to ma e estimates and assumptions that affect certain reported amounts and disclosures Accordingl , actual results could differ from those estimates

The Compan maintains its cash in domestic and foreign ban accounts hich, at times, ma ha e e ceeded insured limits The amounts held in e cess of insured limits at December 31, 2021 ere 0,23 The Compan has not incurred an losses on the accounts Management belie es that the Compan is not e posed to an significant credit ris on cash

2 Significant Accounting Policies continued

The recei able from bro er-dealers and clearing organi ations is stated at the amount management e pects to collect from outstanding balances Management pro ides for probable uncollectible amounts through a charge to earnings and a credit to a aluation allo ance based on its assessment of the current status of indi idual accounts Balances that are still outstanding after management has used reasonable collection efforts are ritten off through a charge to the aluation allo ance and a credit to the recei able from bro er-dealers and clearing organi ations

In estments is treated as a partnership for federal income ta purposes and, as such, is not liable for federal income ta es Members report their respecti e shares of income and losses on their indi idual ta returns o e er, In estments is sub ect to Illinois Replacement Ta accordingl , a pro ision for state ta es has been considered in the consolidated statement of financial condition FASB pro ides guidance for ho uncertain ta positions should be recogni ed, measured, disclosed and presented in the consolidated statement of financial condition This re uires the e aluation of ta positions ta en or e pected to be ta en in the course of preparing In estments ta returns to determine hether the ta positions are more-li el -than-not of being sustained hen challenged or hen e amined b the applicable ta authorit Ta positions not deemed to meet the more-li el -than-not threshold ould be recorded as a ta asset or liabilit in the current ear As of December 31, 2021, management has determined that there ere no material uncertain income ta positions In estments is not sub ect to e amination b United States federal and state ta authorities for ta ears before 201 In estments prepares its income ta returns on the cash basis

Management of the Compan has re ie ed and e aluated subse uent e ents through March 31, 2022, the date on hich the consolidated statement of financial condition as a ailable to be issued See Note 11

3 Fair Value of Financial Instruments

FASB ASC 20 defines fair alue, establishes a frame or for measuring fair alue, and establishes a fair alue hierarch hich prioriti es the input to aluation techni ues Fair alue is the price that ould be recei ed to sell an asset or paid to transfer a liabilit in an orderl transaction bet een mar et participants at the measurement date A fair alue measurement assumes that a transaction to sell the asset or transfer the liabilit occurs in the principal mar et for the asset or liabilit or, in the absence of a principal mar et, the most ad antageous mar et

Assets and liabilities recorded at fair alue are categori ed ithin the fair alue hierarch based upon the le el of udgment associated ith the inputs used to measure their alue The fair alue hierarch gi es the highest priorit to uoted prices in acti e mar ets for identical assets or liabilities Le el 1 and the lo est priorit to unobser able inputs Le el 3 The Compan utili es aluation techni ues to ma imi e the use of obser able inputs and minimi e the use of unobser able inputs Fair alue measurement techni ues used b the Compan are consistent ith the mar et, income and cost approach, as specified b FASB ASC 20 Inputs are broadl defined as assumptions mar et participants ould use in pricing an asset or liabilit The fair alue hierarch prioriti es the input to aluation techni ues used to measure fair alue into three broad le els

3 Fair Value of Financial Instruments continued

<u>Le el 1</u> Unad usted uoted prices in acti e mar ets for identical assets or liabilities that the reporting entit has the abilit to access at the measurement date The t pes of in estments considered as Le el 1 include listed debt and e uit securities

<u>Le el 2</u> Inputs other than uoted prices ithin Le el 1 that are obser able for the asset or liabilit , either directl or indirectl Fair alue is determined through the use of models or other aluation methodologies The Le el 2 inputs ta en into consideration generall include uotes recei ed from outside bro ers, maturit of securities, alues of underl ing securities, etc The t pes of in estments considered as Le el 2 include certain corporate bonds and loans, restricted e uit securities and certain o er-the-counter deri ati es A significant ad ustment to a Le el 2 input could result in the Le el 2 measurement becoming a Le el 3 measurement

<u>Le el 3</u> Inputs are unobser able for the asset or liabilit and include situations here there is little, if an , mar et acti it for the asset or liabilit The inputs into the determination of fair alue are based upon the best information in the circumstances and ma re uire significant management udgment or estimation The t pes of in estments considered as Le el 3 include e uit and debt positions in pri ate companies

In certain cases, the inputs used to measure fair alue ma fall into different le els of the fair alue hierarch In such cases, an in estment s le el ithin the fair alue hierarch is based on the lo est le el of input that is significant to the fair alue measurement The Compan s assessment of the significance of a particular input to the fair alue measurement in its entiret re uires udgment, and considers factors specific to the in estment

Recorded amounts of cash, recei ables, deposits, prepaid and accrued e penses, pa ables, and promissor notes appro imate fair alue, generall based on their short-term nature, and are categori ed as Le el 1 assets and liabilities ithin the fair alue hierarch

4 Related Part Transactions

Certain shared e penses of the Compan are paid b affiliates and reimbursed The amount due to affiliates as 11,313 at December 31, 2021

The Compan paid the Parent rent under a sub-lease for use of its Chicago office facilities See Note

5 Liabilities Subordinated to Claims of General Creditors and Secured Demand Notes

The Compan had 2, 00,000 in liabilities subordinated to claims of general creditors at December 31, 2021, as follo s

The Compan has a 00,000 subordinated loan from a member maturing on March 31, 2023 ith a stated rate of interest of per annum, but is sub ect to increase No principle pa ments ill be made until the loan matures All interest due on the loan as paid as of December 31, 2021

5 Liabilities Subordinated to Claims of General Creditors and Secured Demand Notes continued

The Compan also had se eral subordinated borro ing arrangements ith members through secured demand notes totaling 1, 00,000 The secured demand notes range from 400,000 to 1,000,000 ith stated interest rates of per annum, but are sub ect to increase The maturit dates of these notes range from March 31, 2023 through Jul 31, 2024 Cash and certain securities of In estments totaling 3,331, as of December 31, 2021 ha e been pledged as collateral No principle pa ments ill be made until the notes mature All interest due on the notes as paid as of December 31, 2021 As of December 31, 2021, the Compan had no borro ings under their secured demand notes

Subordinated borro ings are a ailable in computing ad usted net capital under the minimum capital re uirements To the e tent that such borro ings are re uired for In estments continued compliance ith minimum net capital re uirements, the ma not be repaid

FINRA, the Designated Self-Regulator Organi ation of In estments, and the NFA ha e appro ed these borro ings as acceptable regulator capital These liabilities are subordinated to the claims of the present and future general creditors and the loan agreements pro ide that the debt cannot be repaid if such repa ments ill cause In estments to fail to meet the financial re uirements established b the SEC

Off-Balance-Sheet Credit Ris

Customer transactions are introduced to and cleared through clearing bro ers Under the terms of its clearing agreements, the Compan is re uired to guarantee the performance of its customers in meeting contracted obligations In con unction ith the clearing bro ers, the Compan see s to control the ris s associated ith its customer acti ities b re uiring customers to maintain collateral in compliance ith arious regulator and internal guidelines Compliance ith the arious guidelines is monitored dail and, pursuant to such guidelines, the customers ma be re uired to deposit additional collateral or reduce positions, here necessar

The Compan does not anticipate nonperformance b customers or its clearing bro ers In addition, the Compan has a polic of re ie ing, as deemed necessar from time to time, the performance of the clearing bro ers ith hich it conducts business

Net Capital Re uirements

In estments is sub ect to the SEC Uniform Net Capital Rule Rule 15c3-1 , hich re uires the maintenance of minimum net capital and re uires that the ratio of aggregate indebtedness to net capital, both as defined, shall not e ceed 15 to 1 The rule of the applicable e change also pro ides that e uit capital ma not be ithdra n or cash distributions paid if the resulting ratio ould e ceed 10 to 1 Under this rule, In estments is re uired to maintain minimum net capital e ui alent to 250,000 or 2 3 of aggregate indebtedness, hiche er is greater, as these terms are defined At December 31, 2021, In estments had net capital of 2, 3 ,3 , hich as 2,52 , 5 in e cess of its re uired net capital At December 31, 2021, In estments aggregate indebtedness to net capital ratio as 1 4 to 1

Europe is sub ect to the CFTC minimum financial re uirement for IBs regulation 1 1 At December 31, 2021, Europe had net capital 115,33 , hich as 0,33 in e cess of its re uired net capital

Commitments and Related Part Leases

The Compan leases its Chicago office facilities from the Parent under a sub-lease agreement e piring December 31, 2022, ith an option to e tend for an additional 12 months The Compan rents its U office space from a third-part under a month-to-month lease agreement The Chicago and U leases pro ide for monthl rentals of ,500 and 5,400 GBP, respecti el

The Compan recogni es and measures its leases in accordance ith FASB ASC 42, *Leases* The Compan is a lessee in an operating sub-lease for office space, as described abo e The Compan recogni es a lease liabilit and a right of use ROU asset at the commencement date of the lease The lease liabilit is initiall and subse uentl recogni ed based on the present alue of its future lease pa ments The implicit rate of the Compan s lease is not readil determinable, and accordingl , management has used the Compan s incremental borro ing rate, hich is defined as the rate of interest it ould ha e to pa on a collaterali ed basis to borro an amount e ual to the lease pa ments under similar terms and in a similar economic en ironment ROU asset amorti ation for lease pa ments is recogni ed on a straight-line basis o er the lease term

The Compan has elected to not recogni e ROU assets and lease liabilities for short-term leases that ha e a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underl ing asset or e tend the lease term that the Compan is reasonabl certain to e ercise Because the Compan is reasonabl certain to e ercise the rene al options, the optional periods are included in determining the lease term, and associated pa ments under the rene al options are included in lease pa ments

The Compan s lease asset and liabilit as of December 31, 2021 are represented as follo s

Total undiscounted lease pa ments	1 0,000
Less imputed interest	,2
Total lease asset and liabilit	1 2, 12

The Compan s annual minimum pa ment under its Chicago lease are as follo s

2022	0,000
2023	0,000

Pa chec Protection Program Loan

On Ma 1 , 2020, the Compan recei ed loan proceeds in the amount of 1, 04,300 under the Pa chec Protection Program PPP The PPP, established as part of the Corona irus Aid, Relief and Economic Securit Act CARES Act , pro ides for loans to ualif ing businesses for amounts up to 2 5 times their a erage monthl pa roll costs The loans and accrued interest are forgi able after the 24- ee co ered period as long as the borro er uses the loan proceeds for eligible purposes, including pa roll, benefits, rent and utilities, and maintains its pa roll le els The amount of loan forgi eness ill be reduced if the borro er terminates emplo ees or reduces salaries during the 24- ee co ered period The unforgi en portion of the PPP loan is pa able o er 2 ears at an interest rate of 1 , ith a deferral of pa ments for the first 10 months The Compan utili ed the proceeds for purposes consistent ith the PPP The Compan applied for forgi eness and as notified that the loans represented eligible e penditures for pa roll described in the CARES Act, and thus, ha e been forgi en in 2021

10 Ta Credits

The CARES Act pro ides an emplo ee retention credit, hich is a refundable ta credit against certain emplo ment ta es of up to 5,000 per emplo ee for eligible emplo ers The ta credit is e ual to 50 of ualified ages paid to emplo ees during a uarter, capped at 10,000 of ualified ages per emplo ee through December 31, 2020 Additional relief pro isions ere passed b the United States go ernment, hich e tend and slightl e pand the ualified age caps on these credits through September 30, 2021 Based on these additional pro isions, the ta credit is no e ual to 0 of ualified ages paid to emplo ees during a uarter, and the limit on ualified ages per emplo ee has been increased to 10,000 of ualified ages per uarter The Compan ualified for the ta credit under the CARES Act for certain uarters in 2021 The Compan recorded a recei able of 1,0 4,0 5 related to the CARES emplo ee retention credit on the consolidated statement of financial condition as of December 31, 2021

11 Subse uent E ents

No other e ents ha e occurred since the date of the consolidated statement of financial condition and through March 31, 2022 that ould re uire recognition and or disclosure in the consolidated statement of financial condition as re uired b GAAP, e cept as follo s

Members of the Compan ha e made capital ithdra als totaling 1,500,000 during 2021 ho e er, the Compan has continued to maintain compliance ith its regulator re uirements

The Compan s operations ma still be affected b the ongoing outbrea of the Corona irus Disease 201 COVID-1 , hich as declared a pandemic b the orld ealth Organi ation in March, 2020 The ultimate disruption hich ma be caused b the outbrea is still uncertain ho e er, it ma result in a future material ad erse impact on the Compan s financial condition Possible effects ma include, but are not limited to, disruption to the Compan s customers, absenteeism in the Compan s labor or force, una ailabilit of resources used in its operations, a decline in alue of assets held b the Compan , and possible difficult in collecting on its recei ables